Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-110675

Credit Suisse                                                                                                                                                              KeyBanc Capital Markets

Entergy Mississippi, Inc. First Mortgage Bonds

5.92% Series due February 1, 2016

Final Terms and Conditions

January 19, 2006

Issuer:	Entergy Mississippi, Inc.

Market Type:	First Mortgage Bonds (Publicly Registered)

Ratings:	Baa2/A-/BBB+ (stable/negative watch/negative outlook)

Trade Date:	January 19, 2006

Settlement Date:	January 20, 2006 (T+1)

Principal Amount	$100,000,000

Coupon Dates:	February 1 and August 1 each year

Interest Accrual Commencement Date:	January 18, 2006

First Payment Date:	August 1, 2006 (Long 1st Coupon)

Final Maturity:	February 1, 2016

Call Date & Terms:	Make-whole call at T+30bps until February 1, 2011, callable anytime on or after February 1, 2011 at 100% plus accrued and unpaid interest

UST Benchmark:	T 4.50% November 2015

Treasury Price:	100-14%

Treasury Yield:	4.444%

Re-offer Spread:	+148 bps

Re-offer Yield to Investor:	5.924%

Coupon:	5.92%

Price to Investor:	99.966% ; $99,966,000

Underwriting Fee:	0.65% ; $650,000

Net Proceeds:	$99,152,000

Day Count:	30/360

Denominations:	$1,000

Underwriters:

Book-Runners:	Credit Suisse (40%) $ 40,000,000 KeyBanc Capital Markets (40%) $ 40,000,000

Co-Manager:	BNP Paribas (20%) $ 20,000,000

CUSIP:	29364NAN8

Payment on overdue : Principal

The issuer will pay interest on any overdue principal, and if such payment is enforceable under the applicable law, on any overdue installment of interest on the bonds at a rate of 6.92% per annum to holders of record at the close of business on the business day immediately preceding its payment of such interest.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, Credit Suisse and/or KeyBanc Capital Markets can arrange to send you the prospectus if you request it, please call Credit Suisse at 1-800-221-1037 or KeyBanc Capital Markets at 1-866-227-6479.